CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED: January 10th, 2002

AL MANZAH FIELD RESUMES PRODUCTION

Centurion Energy International Inc. (TSE:CUX) announces the resumption of oil production from the Al Manzah field located in Northern Tunisia. Oil is currently producing from the Al Manzah - 2 well at approximately 2,000 barrels of oil per day. Centurion holds a 75 % working interest in the field.

The field is now under a pressure maintenance program, with water being injected into the Al Manzah -3 well.

During July, 2001, the Al Manzah - 3 well was drilled but unfortunately encountered formation water in the targeted Bou Dabbous reservoir at a depth 100 meters below the known oil at the Al Manzah - 2 well. The well was suspended and following a review of the field, it was decided that the remaining reserves in the field could be most efficiently recovered by converting the Al Manzah - 3 well into a water injection well and continuing to produce the field from the Al Manzah - 2 well.

Pilot water injection operations were commenced during October, 2001 and by year end, 160,000 barrels of water had been injected into the Al Manzah - 3 well resulting in a 55 psi recovery in well head pressure at the Al Manzah -2 well which was put back on production in late December. The well has been produced at increasing rates with no water produced and a gas / oil ratio of 300 remaining constant.

The resumption of production from the Al Manzah field increases Centurion's daily net oil production to approximately 3,000 bopd. Centurion expects a further increase of 2300 boepd to a total of 5300 boepd as gas production from the El Wastani field is brought on stream. This is expected to commence before the end of January 2002 as the pipeline is completed and the company is awaiting final regulatory approvals.

Certain statements in this News Release constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO, or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com